UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Investors Title Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461804106

(CUSIP Number)

February 23, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS

Fairville Funding Investment Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER	110,226

6.	SHARED VOTING POWER	0

7.	SOLE DISPOSITIVE POWER	110,226

8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,226

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.23%

12.	TYPE OF REPORTING PERSON (See Instructions)	OO

ITEM 1(A).	NAME OF ISSUER:	Investors Title Company

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
121 North Columbia Street
Chapel Hill, NC 27514

ITEM 2(A).	NAMES OF PERSON FILING:	Fairville Funding Investment Trust

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
4 Hillman Drive, Suite 104
Chadds Ford, PA 19317

ITEM 2(C).	CITIZENSHIP:	Pennsylvania

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:	Common Stock

ITEM 2(E).	CUSIP NUMBER:	461804106

ITEM 3.	NOT APPLICABLE

ITEM 4.	OWNERSHIP:

(a) Amount beneficially owned: 110,226 shares (b) Percent of class: 5.23% (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	110,226
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	110,226
(iv) Shared power to dispose or to direct the disposition of:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

Fairville Funding Investment Trust

By: /s/ Williamson P. Donald, Trustee

     Williamson P. Donald, Trustee